BUSINESS FIRST BANCSHARES, INC.

June 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business First Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-38447

Mr. Makhdoom and Mr. Nolan:

Business First Bancshares, Inc. (“Business First”) is providing the following response to the comment letter dated June 6, 2024 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing. Please accept my apologies for Business First’s belated response. The email transmitting the Staff’s June 6, 2024 letter to Business First was marked as “malicious” and was not received by Business First until June 26, 2024.

To assist with your review, we have repeated the text of the Staff's comment in italic type immediately preceding our response.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Loan Portfolio, page 53

1. In your tabular disclosure on page 53, we note that owner and nonowner occupied commercial real estate (“CRE”) loans represented 44.4% of your total loan portfolio as of December 31, 2023. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to disclose and quantify material geographic markets in Louisiana and Texas, industry concentrations (such as office, retail, hotel and multifamily), as well as current weighted average and/or a range of loan-to-value ratios and occupancy rates to enhance an investor’s understanding of these loan categories. See Item 303 of Regulation S-K.

Business First acknowledges the Staff’s comment. Business First intends to revise its disclosures relating to its CRE loan portfolio to address the Staff’s comment to include the disaggregation of its CRE loan portfolio by geographic markets in Louisiana and Texas. The revisions will be made in future filings beginning no later than its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024.

Please contact me at (337) 721-2701 with any questions or comments regarding this correspondence.

Very truly yours, BUSINESS FIRST BANCSHARES, INC.

By:	/s/ Gregory Robertson
Name:	Gregory Robertson
Title:	Chief Financial Officer

cc:	David R. Melville, III, Business First Bancshares, Inc. Saundra Strong, Business First Bancshares, Inc. Kevin Strachan, Fenimore Kay Harrison LLP